FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.      a supplemental  notice  of  2015  annual  general meeting of Huaneng Power International, Inc. (the Registrant”); and

2.      an announcement relating to the inclusion of  an  additional proposal at  the  2015  annual  general meeting of the Registrant;

Each made by the Registrant on June 4, 2016.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

SUPPLEMENTAL NOTICE OF 2015 ANNUAL GENERAL MEETING

Reference is made to the notice (the “Notice of the Annual General Meeting”) of the 2015 annual general meeting (the “Annual General Meeting” or “General Meeting”) issued on 6 May 2016 of Huaneng Power International, Inc. (the “Company”) for convening the Annual General Meeting to be held at Conference Room A102, the headquarters the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China on 23 June 2016 at 9:00 a.m. for considering and approving, if thought fit, the resolutions set out in the Notice of the Annual General Meeting.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held and the following resolutions will be considered:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2015

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2015

3.	To consider and approve the audited financial statements of the Company for 2015

4.	To consider and approve the profit distribution plan of the Company for 2015 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2016 (Note 2)

6.	To consider and approve the proposal regarding the change in the Independent Director of the Company (Note 3)

SPECIAL RESOLUTIONS

7.	To consider and approve the proposal regarding the amendments to the articles of association of the Company (Note 4)

8.	To consider and approve the proposal regarding the granting of the general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 5)

9.	To consider and approve the proposal regarding the issue of Domestic and Foreign Perpetual Debts under the General Mandate (Note 6)

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Zhang Shouwen (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Yue Heng (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Geng Jianxin (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
4 June 2016

Notes:

1.	The profit distribution plan of the Company for 2015

As per the annual financial statements audited by KPMG Huazhen LLP and KPMG, the net profit attributable to equity holders of the Company for the accounting year ended 31 December 2015 under PRC GAAP and the International Financial Reporting Standards was RMB13,786.05 million and RMB13,651.93 million. Pursuant to the Company’s Articles, the Company shall apportion 10% of the net profit attributable to equity holders of the Company for year 2015 based on the calculation according to PRC GAAP as statutory capital reserve. There need not be any apportionment when the accumulated statutory capital reserve is equal to or more than 50% of the registered share capital of the Company. Given that the remaining balance of the statutory capital reserve of the Company was more than 50% of its registered share capital, there will not be any apportionment of the statutory capital reserve for 2015. The Company will not apportion any discretionary surplus reserve for 2015.

The Company’s proposed profit distribution plan for 2015 is a cash dividend of RMB0.47 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB7,144.18 million.

2.	Proposal regarding the appointment of the Company’s auditors for 2016

The board of directors (the “Board of Directors”) of the Company proposes to appoint KPMG Huazhen LLP as the domestic auditors of the Company and KPMG as the Company’s international auditors for 2016 with a total remuneration of RMB31.07 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB24.47 million and RMB6.6 million respectively).

3.	Proposal regarding the change in the Independent Director of the Company

Please refer to the circular of the Company dated 6 May 2016 (the “Circular”) for details.

4.	Proposal regarding the amendments to the articles of association of the Company. Please refer to the Circular for details.

5.	Proposal regarding the granting of the general mandate to the Board of Directors to issue domestic share and/or overseas listed foreign shares

Please refer to the Circular for details.

6.	Proposal Regarding the Issue of Domestic and Foreign Perpetual Debts under the General Mandate

1.
To approve the issue by the Company, subject to the approval of relevant regulatory authorities, of domestic and foreign perpetual debts, either in a single tranche or multiple tranches within or outside the PRC, in an aggregate principal amount of up to RMB10 billion within 12 months from the date of obtaining the approval of the general meeting. Such perpetual debts shall include, without limitation, perpetual mid-term notes, renewable corporate bonds and renewable enterprise bonds on the domestic market as well as perpetual bonds on the foreign market or other bonds in domestic or foreign currency and with indefinite maturity that are issued within or outside the PRC to the extent permissible under applicable laws and regulations.

2.
To approve the granting of a general and unconditional mandate to the Board or more than two directors to determine the detailed terms and conditions of and matters in relation to the issue of the perpetual debts in accordance with and subject to the needs of the Company, market conditions and regulatory requirements, including (without limitation):

(1)
to decide on the specific matters relation to the issue of the perpetual debts, including but not limited to the type of bonds to be issued, the issuer, the method of issuance, the use of proceeds from the issue, whether to issue in tranches and the currency, amount(s) and timing arrangement of each tranche, the terms for and means of repayment of the principal and the interest accrued thereon, the method(s) and terms of placement, the interest rate(s) or the way of determining the interest rate(s), and the security arrangements.

(2)
to engage in all the negotiations, enter into all the agreements and other necessary documents and make all the proper disclosures of information in relation to the issue of the perpetual debts on behalf of the Company.

(3)
to procure approval from relevant regulatory authorities in relation to the issue of the perpetual debts and make appropriate adjustments to the detailed plan of the issue of the perpetual debts in accordance with the comments (if any) of the regulatory authorities.

(4)	to take all necessary actions to decide on/deal with other specific matters relating to the issue of the perpetual debts.

3.
The resolution of the general meeting of the Company regarding the proposed issue of the perpetual debts will be valid for 12 months from the date of passing of the resolution. If the Board has, or more than two directors have, decided on the issue, in whole or in part, of the perpetual debts within the validity period of the mandate and the Company has procured the approval, permit, filing or registration (if applicable) for the issue of the perpetual debts from relevant regulatory authorities within the validity period of the mandate, the Company may complete the issue, in whole or in part, of the perpetual debts within the validity period provided for under such approval, permit, filing or registration.

7.	The Second Proxy Form

(1)
The new proxy form for the Annual General Meeting (the “Second Proxy Form”), which supersedes the proxy form for the Annual General Meeting issued by the Company along with the Notice of the Annual General Meeting on 6 May 2016 (the “Proxy Form”), has been prepared and is enclosed with this Supplemental Notice.

(2)
Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying Second Proxy Form in accordance with the instructions printed thereon and return the same to the Company’s H Share Registrar, Hong Kong Registrar Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof (as the case may be) (the “Closing Time”). Completion and return of the Second Proxy Form will not preclude the shareholders of the Company from attending and voting in person at the Annual General Meeting or any adjournment thereof.

(3)
H shareholder who has not yet lodged the Proxy Form with the Company’s H Share Registrar is requested to lodge the Second Proxy Form if he/she wishes to appoint a proxy to attend the Annual General Meeting on his/her behalf. In this case, the Proxy Form should not be lodged with the Company’s H Share Registrar.

(4)	H shareholder who has already lodged the Proxy Form with the Company’s H Share Registrar should note that:

(i)
the Second Proxy Form lodged with the Company’s H Share Registrar before the Closing Time will revoke and supersede the Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid form of proxy lodged by the shareholder if correctly completed;

(ii)
if no Second Proxy Form is lodged with the Company’s H Share Registrar, the Proxy Form will remain valid and effective to the fullest extent applicable if correctly completed. The proxy appointed under the Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the Annual General Meeting including the Proposal regarding the Issue of Domestic and Foreign Perpetual Debts under the General Mandate which was not set out in the Proxy Form.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Second Proxy Form
Applicable for 2015 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

Important: If the shareholder(s) of the Company have/has not yet lodged the original proxy form for the 2015 Annual General Meeting (issued by the Company along with, among other things, the notice of the 2015 Annual General Meeting (the “Meeting” or the “Annual General Meeting”) on 6 May 2016) (the “Original Proxy Form”) with the Company or the Company’s H Share Registrar, shareholders are requested to lodge only this Proxy Form (the “Second Proxy Form” or “Proxy Form”), and if the Original Proxy Form has already been lodged, then please note that:

(i)
The Second Proxy Form lodged with the Company’s H Share Registrar by the shareholder not less than 24 hours before the time appointed for the holding of the Meeting will revoke and supersede the Original Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(ii)
If no Second Proxy Form is lodged with the Company’s H Share Registrar by the shareholder, the lodged Original Proxy Form will remain valid and effective to the fullest extent applicable if correctly completed. The authorized proxy of the shareholder holding the Original Proxy Form will be entitled to vote at his/her discretion (if no such instructions are given) on the Proposal regarding the Issue of Domestic and Foreign Perpetual Debts under the General Mandate which was not set out in the Original Proxy Form.

I (We) (Note 2)
of	,
Shareholders’ Account:
and I.D. No.:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the
“Company”) now appoint (Note 3)
I.D. No.:
(of	),
or failing him, the Chairman of the meeting, as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2015 Annual General Meeting to be held at 9:00 a.m. on 23 June 2016 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his/her own discretion.(Note 6)

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2015
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2015
3.	To consider and approve the audited financial statements of the Company for 2015
4.	To consider and approve the profit distribution plan of the Company for 2015
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2016
6.	To consider and approve the proposal regarding the change in the Independent Director of the Company

SPECIAL RESOLUTIONS		For (Note 4)	Against (Note 4)
7.	To consider and approval the proposal regarding the amendments to the articles of association of the Company
8.	To consider and approve the proposal regarding the granting of the general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares
9.	To consider and approve the proposal regarding the Issue of Domestic and Foreign Perpetual Debts under the General Mandate

Date:	2016	Signature:	(Note 5)

Notes:

1.
Please insert the number of H Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the H Shares in the share capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the 2015 Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “✓” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “✓” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2015 Annual General Meeting.

* Please delete as appropriate.

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT RELATING TO THE INCLUSION
OF AN ADDITIONAL PROPOSAL
AT THE 2015 ANNUAL GENERAL MEETING

Huaneng Power International, Inc. (the “Company”) has on 6 May 2016 issued the notice (the “Notice of 2015 Annual General Meeting”) of the 2015 annual general meeting (the “2015 Annual General Meeting”) for convening the 2015 Annual General Meeting on 23 June 2016 at 9:00 a.m.. Unless the context otherwise requires, capitalized terms used in this announcement shall have the same meaning as defined in the Notice of the 2015 Annual General Meeting.

Huaneng International Power Development Corporation, being a shareholder of the Company which singly holds 33.33% of the equity interest in the Company, served a written notification on 3 June 2016, with an extempore motion to the convenor of the general meeting, proposing to include the Proposal regarding the Issue of Domestic and Foreign Perpetual Debts under the General Mandate passed by the board of directors of the Company on 23 May 2016 for consideration at the 2015 Annual General Meeting of the Company.

Pursuant to the provisions of the Articles of Association and the Rules Governing the General Meetings of Listed Companies, the Board of Directors shall submit the additional proposal, which being a special resolution, for consideration and approval at the 2015 Annual General Meeting of the Company, details of which are as follows:

“Proposal Regarding the Issue of Domestic and Foreign Perpetual Debts under the General Mandate”

1.
To approve the issue by the Company, subject to the approval of relevant regulatory authorities, of domestic and foreign perpetual debts, either in a single tranche or multiple tranches within or outside the PRC, in an aggregate principal amount of up to RMB10 billion within 12 months from the date of obtaining the approval of the general meeting. Such perpetual debts shall include, without limitation, perpetual mid-term notes, renewable corporate bonds and renewable enterprise bonds on the domestic market as well as perpetual bonds on the foreign market or other bonds in domestic or foreign currency and with indefinite maturity that are issued within or outside the PRC to the extent permissible under applicable laws and regulations.

2.
To approve the granting of a general and unconditional mandate to the Board or more than two directors to determine the detailed terms and conditions of and matters in relation to the issue of the perpetual debts in accordance with and subject to the needs of the Company, market conditions and regulatory requirements, including (without limitation):

(1)
to decide on the specific matters relation to the issue of the perpetual debts, including but not limited to the type of bonds to be issued, the issuer, the method of issuance, the use of proceeds from the issue, whether to issue in tranches and the currency, amount(s) and timing arrangement of each tranche, the terms for and means of repayment of the principal and the interest accrued thereon, the method(s) and terms of placement, the interest rate(s) or the way of determining the interest rate(s), and the security arrangements.

(2)
to engage in all the negotiations, enter into all the agreements and other necessary documents and make all the proper disclosures of information in relation to the issue of the perpetual debts on behalf of the Company.

(3)
to procure approval from relevant regulatory authorities in relation to the issue of the perpetual debts and make appropriate adjustments to the detailed plan of the issue of the perpetual debts in accordance with the comments (if any) of the regulatory authorities.

(4)	to take all necessary actions to decide on/deal with other specific matters relating to the issue of the perpetual debts.

3.
The resolution of the general meeting of the Company regarding the proposed issue of the perpetual debts will be valid for 12 months from the date of passing of the resolution. If the Board has, or more than two directors have, decided on the issue, in whole or in part, of the perpetual debts within the validity period of the mandate and the Company has procured the approval, permit, filing or registration (if applicable) for the issue of the perpetual debts from relevant regulatory authorities within the validity period of the mandate, the Company may complete the issue, in whole or in part, of the perpetual debts within the validity period provided for under such approval, permit, filing or registration.

Apart from the additional proposal, matters set out in the Notice of the 2015 Annual General Meting remain unchanged.

A supplemental notice of the 2015 Annual General Meeting (the “Supplemental Notice”) containing (among others) the additional proposal to consider and approve the Proposal regarding the Issue of Domestic and Foreign Perpetual Debts under the General Mandate together with the second proxy form applicable for use at the 2015 Annual General Meeting (the “Second Proxy Form”) are expected to be dispatched to the H Shareholders of the Company on 4 June 2016.

H Shareholders are requested to complete and return the Second Proxy Form in accordance with the instructions printed thereon to the Company’s H Share Registrar, Hong Kong Registrar Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for holding the 2015 Annual General Meeting. Special arrangements about the completion and return of the Second Proxy Form are also set out in the Supplemental Notice. H Shareholders who have appointed or intend to appoint proxies to attend the 2015 Annual General Meeting are requested to pay particular attention to the special arrangements set out therein.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Zhang Shouwen (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Yue Heng (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Geng Jianxin (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
4 June 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     June 6, 2016